SHAREHOLDER
MEETINGS
On March 18, 2004, the Annual Meeting of the Fund was held to elect eight Trustees and to ratify the actions of the Trustees in selecting independent auditors for the Fund.

Proxies covering 9,690,800 shares of beneficial interest were voted at the meeting.

The common shareholders elected the following Trustees to serve until their respective successors are duly elected and qualified, (there were no current nominees for election by the preferred shareholders), with the votes tabulated as follows:

                             FOR                        WITHHELD
                                                        AUTHORITY
Dennis S. Aronowitz          9,517,213                  170,044
Richard P. Chapman, Jr       9,529,269                  157,988
William Cosgrove             9,526,425                  160,832
Richard Farrell              9,533,594                  153,663
William F. Glavin            9,442,578                  244,679
Maureen Ford Goldfarb        9,523,397                  163,860
Patti McGill Peterson        9,449,460                  237,797
John W. Pratt                9,527,108                  160,149

The shareholders also ratified the Trustees' selection of PricewaterhouseCoopers LLP as the Fund's independent auditors for the fiscal year ending December 31, 2004, with the votes tabulated as follows: 9,470,514 FOR, 126,126 AGAINST and 94,160 ABSTAINING.